



Maketto, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount:
$250,000

Offering End Date: Dec 31, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount:

$50,000

Company Details:

Name: Maketto, LLC

Founded: 2012

Address: 1351 H St. NE

Washington, DC 20002

Industry: Full-Service Restaurants

Employees: 33

Website: http://maketto1351.com

Use of Funds Allocation:

If the maximum raise is met:

(100.0%) $250,000 – Build out of outdoor courtyard

Social:

Facebook: 4.5K Followers
Instagram: 25.5K Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$1,816,325	$1,844,114
Cash & Cash Equivalents	$53,800	($3,105)
Accounts Receivable	$309	$12,066
Short-term Debt	$1,756,808	$1,641,053
Long-term Debt	$149,900	$0
Revenues / Sales	$1,482,087	$2,452,070
Cost of Goods Sold	$602,063	$731,504
Taxes	$51,579	$44,019
Net Income	($293,021)	($273,448)

Recognition:

Erik was nominated for James Beard's "Rising Star Chef" in 2015, was a semifinalist for "Best Chef, Mid-Atlantic" in 2016 and won the Taste of Waldorf Astoria award in 2020.

About:

Maketto is a 6,000 sqft. sleekly designed communal marketplace located in Washington D.C., combining retail, restaurant, bar, and cafe experiences. Founded by restaurateur and Chef Erik Yang-Bruner in 2012, Maketto features a modern and minimal attitude and includes a mix of two buildings, a courtyard, a roof deck, and a catwalk connecting the different spaces together.

The name Maketto is actually a made-up word. Erik wanted to invoke a night market vibe that envelops his Taiwanese roots and his wife's Cambodian culture. Before opening the restaurant, he visited his family in Taiwan on several occasions and began to recognize a deeper sentimental appreciation for Taiwanese cuisine. In 2011, Erik began his hospitality career as general manager of Sticky Rice - a sushi restaurant in Washington, D.C. It wasn't long before he opened his own restaurant, Toki Underground in 2011, a ramen shop that drew a huge waitlist for its savory broths. The restaurant won Eater DC's "Best New Restaurant" that same year. Erik went on to open 6 more award-winning restaurants under his company Foreign National, including Spoken English, Brothers and Sisters, ABC Pony, Paper Horse, Shopkeepers, and Hometown.

Maketto remains one of his favorites though. At Maketto everything is meticulously curated from the menus to the merchandise. Erik wanted to create a space where everyone feels at home to enjoy coffee and pastry, a nice dinner, a great selection of wines, shopping, or to just work quietly in the cafe. Maketto's hope is that their customers will learn to try something new and will always have a reason to come back.

For more information, contact our Customer Support Team at support@thesmbx.com

